UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 25 October 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Issued by Harmony Gold
Mining Company Limited

25 October 2012

For more details contact:
Marian van der Walt
Executive: Corporate and
Investor Relations

+27 (0) 11 411 2037
(office)+27 (0) 82 888 1242
(mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:        HAR
NYSE:     HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06
Majority of workers at Harmony’s Kusasalethu return to work
Johannesburg, Thursday, 25 October 2012: Harmony Gold Mining Company Limited
(‘Harmony’ or ‘the Company’) advises that 98% of the total workforce has returned to work at Kusasalethu near Carletonville. This follows the final ultimatum that was issued to striking workers on Tuesday, 23 October 2012 to report for work by no later than 06h00 today.
Graham Briggs, chief executive officer of Harmony commented, “We are pleased that almost all of our employees have returned to work at Kusasalethu and that we can recommence with mining activities at the mine.”
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 25, 2012
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director